Mail Stop 3561

September 28, 2009

Eugene N. Dubay, Chief Executive Officer
Atlas Pipeline Partners, L.P.
Westpointe Corporate Center One
1550 Coraopolis Heights Road
Moon Township, Pennsylvania 15108

>   **Re: Atlas Pipeline Partners, L.P.**
>   **Registration Statement on Form S-1**
>   **Filed September 3, 2009**
>   **File No. 333-161713**

Dear Mr. Dubay:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

Selling Unitholders, page 4

1. Please identify all selling unitholders who are registered broker-dealers or affiliates of broker-dealers. Please note that any broker-dealer must be identified as an underwriter if the shares were not issued as underwriting compensation. For a selling unitholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no

agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these representations in the prospectus, please disclose that the seller is an underwriter.

2. Please identify the natural person(s) who have or share voting or investment power over the units held by Morgan Stanley Strategic Investments, Inc. and Susquehanna Equity Investments, Inc. Refer to Regulation S-K Compliance and Disclosure Interpretation 240.04 available on our website at http://www.sec.gov/divisions/corpfin.shtml.

Signatures, page II-4

3. Please revise your signature page to provide a signature on behalf of the registrant as required by Form S-1.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Lisa A. Ernst, Esq.